MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

T A B L E   O F   C O N T E N T S

Page

1.

2009 - Periods in Review

1

2.

Highlights of the Quarter Ended September 30, 2009

1

3.

Operations

2

4.

Development

3

5.

Exploration

4

6.

Production

6

7.

Legal

6

8.

Results of Operations

7

9.

Outlook

9

10.

Liquidity

10

11.

Capital Resources

10

12.

Summary of Quarterly Results

11

13.

Off-Balance Sheet Arrangements

11

14.

Adoption of New Accounting Standards

12

15.

Non-GAAP Measures

13

16.

Other MD&A Requirements

14

17.

Disclosure of Outstanding Share Data

14

18.

Management’s Report on Internal Control over Financial Reporting

15

19.

Cautionary Statement on Forward-Looking Information

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

1.

2009 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is one of the world’s lowest cost gold producers engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China, and we are developing gold projects in Turkey and Greece as well as an iron ore project in Brazil. Our main subsidiaries are Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Sirketi (“Tüprag”) in Turkey, Qinghai Dachaidan Mining Ltd. (“QDML”) in China, Thracean Gold Mining SA (“TGM”) in Greece, and Unamgen Mineracao e Metalurgia S/A (“Unamgen”) in Brazil. Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange (NYSE) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the periods ended September 30, 2009. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of October 28, 2009.

2.

Highlights of the Quarter Ended September 30, 2009 and updates

During the quarter ended September 30, 2009 (“Q3 2009”), we:

•

Sold 85,246 ounces of gold from TJS and Kişladağ at a realized average price of $957, compared to 74,740 ounces at $870 per ounce for the quarter ended September 30, 2008 (“Q3 2008”),

•

Produced 88,918 ounces of gold at a cash operating cost of $297 per ounce (Q3 2008 – 72,343 ounces at $283 per ounce),

•

Reported earnings of $0.08 per share (Q3 2008 – $0.05 per share),

•

Announced drilling results at Kişladağ that extend ore grade gold mineralization at depth and increase measured and indicated resources to 10.4 million ounces,

•

Listed on the New York Stock Exchange on October 22, 2009 and

•

Closed the acquisition of approximately 19.8% of the issued and outstanding shares of Sino Gold Mining Limited (“Sino Gold”) from Gold Fields Limited (“Gold Fields) and announced an agreement with Sino Gold to purchase all of the remaining issued and outstanding shares of Sino Gold.

Our guidance for 2009 remains unchanged: we forecast production of 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce.

Agreements to acquire Sino Gold shares

On July 27, 2009, Eldorado acquired 58.0 million shares of Sino Gold from Gold Fields by issuing 27,824,654 common shares from Treasury as consideration for 57,968,029 common shares of Sino Gold (the Sino shares). For a

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

period of 18 months, Gold Fields will hold a top-up right that will apply if Eldorado purchases an additional 5% or more of the outstanding shares of Sino Gold and the sellers receive consideration equivalent to a share consideration ratio greater than the share exchange ratio received by Gold Fields.

The Sino Gold shares were initially valued and recorded at $263.3 million and are classified as a long term investment available for sale. As such, the investment in Sino Gold is carried at fair value at September 30, 2009, being $345.4 million, based on the closing price of the shares and foreign exchange rate at September 30, 2009. The increase in fair value during Q3 2009 is recorded as an unrealized gain of $82.1 million in other comprehensive income with a related future income tax charge of $9.9 million. In accordance with EIC-172, the tax benefit from the recognition of previously unrecognised tax losses carried forward consequent to the recording of unrealized gains on the Sino Gold investment has been recognized in net income as an income tax recovery of $9.9 million. In the event that the Company acquires Sino Gold as described below the income tax recovery of $9.9 million will be reversed in the period that Sino Gold is acquired.

On August 26, 2009, Eldorado entered into an agreement with Sino Gold to acquire all of the issued and outstanding shares in Sino Gold that it does not currently own through a Scheme of Arrangement under Australian law (the “Transaction”). Consideration for the Transaction will be Eldorado shares, with Sino Gold shareholders offered 0.55 Eldorado shares for each Sino Gold share they own. The Transaction values Sino Gold at approximately A$2.2 billion (C$2.0 billion). Eldorado expects to issue approximately 139.7 million common shares to complete the acquisition, including 4.1 million shares to Gold Fields under their top-up right.

The Transaction is subject to satisfaction of a number of customary conditions precedent, including the receipt of required regulatory and Australian court approvals, as well as the approval of Sino Gold shareholders. Regulatory approvals from the Australian Foreign Investment Review Board have been obtained, and subject to meeting customary conditions, approval from the  TSX and  NYSE have been obtained. The Transaction is expected to close by mid December. On September 14, 2009, Eldorado announced that the due diligence conditions had been satisfied. On October 28, 2009, the Federal Court of Australia approved the convening of meetings of the Sino Gold shareholders and the Sino Gold option holders on December 2, 2009 to consider the Transaction.

A reimbursement fee of A$21 million applies to both parties should the Scheme Implementation Deed be terminated under certain circumstances and the transaction does not complete.

3.

Operations

Kişladağ

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
Ore mined (tonnes)	2,552,394	2,418,543	2,245,458	2,495,974	2,754,734
Total material mined (tonnes)	6,266,316	5,656,277	4,960,840	3,848,676	4,276,776
Strip ratio	1.46:1	1.33:1	1.21 : 1	0.54 : 1	0.55 : 1
Ore to pad (tonnes)	2,523,546	2,428,611	2,084,714	2,371,101	2,562,343
Gold grade (g/t)	1.22	1.18	1.34	1.34	1.05
Gold production (ounces)	57,902	62,985	46,192	60,753	46,863

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

During Q3 2009, 2,523,546 tonnes of ore were placed on the leach pad at an average grade of 1.22 g/t, and we produced 57,902 ounces of gold at an average cash operating cost of $276 per ounce. The strip ratio (tonnes waste per tonne of ore mined) continued at a higher rate of 1.46:1 compared to a life-of-mine ratio of 0.8:1.

We expect to produce 230,000 to 240,000 ounces of gold at a cash cost of approximately $270 per ounce for the year.

Capital expenditures at Kışladağ for the quarter were $5.8 million, which included work on the stormwater ponds, expanding the leach pad, continuing the core drilling program and upgrading the administration building.

TJS

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
Ore mined (tonnes)	602,586	350,416	79,669	536,108	427,250
Total material mined (tonnes)	3,869,839	3,336,115	811,630	4,719,002	4,564,607
Strip ratio	5.42:1	9.52:1	9.19 : 1	7.80 : 1	9.68 : 1
Ore processed (tonnes)	257,730	231,874	228,066	216,273	226,126
Gold grade (g/t)	5.73	5.63	3.97	4.33	4.16
Gold production (ounces)	31,016	21,587	15,234	21,092	25,480

During Q3 2009, we milled a total of 257,730 tonnes of ore at TJS at an average grade of 5.73 g/t, resulting in 31,016 ounces of gold produced at an average cash operating cost of $338 per ounce. Gold production continued to improve from Q2 (21,587 ounces) with commissioning of the roaster completed during the second quarter. Ore mining increased during the quarter as the strip ratio decreased and we took advantage of good weather in advance of the winter season and the Spring Festival (Chinese New Year). We expect to produce 95,000 to 100,000 ounces at TJS this year at a cash cost of approximately $360 per ounce.

Over the quarter, we continued to improve efficiencies in the plant, concentrating on three main areas: flotation recovery, roaster feed density and the fines content of the concentrate. Progress is being made in all three areas.

Capital expenditures during Q3 2009 were $5.0 million, with the majority being spent on the tailings dam lift and installation of extra equipment for the roasting circuit, including the ceramic filter.

4.

Development

Efemçukuru (Turkey)

The current drill program in the North Ore Shoot was completed in mid-October, bringing to a close the definition and exploration drilling program in this ore shoot. Exploration activities will now shift to other targets on the property.

We completed major earthwork activities at the site during the quarter. Civil work began with the first concrete pour at the concentrator building taking place on October 9, 2009. We are continuing to work on installing the water treatment plant as well as preparing the sedimentation ponds at the waste rock dump. Access to the plant site will be

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

completed in October 2009, with the installation of the steel service bridge. Finally, we are expanding our construction management team as we continue to ramp up for the next phase of construction.

Spending totalled $8.7 million during Q3 2009.

Vila Nova (Brazil)

On August 5, 2009, we announced our acquisition of the remaining 25% interest in our Vila Nova Iron Ore Project (the "Project") from Mineração Amapari SA (“Amapari”), a Brazilian private company, in exchange for a Net Profits Interest royalty of 10% plus a sliding scale royalty based on the operating margin of the project. The transaction took place between Amapari and Unamgen Mineração, a wholly owned subsidiary of Eldorado in Brazil. Under the terms of the agreement, Eldorado has to pay $0.8 million on start of commercial production plus variable payments tied to total production or sales of assets.

After completing mine construction and commissioning in Q2 2009, we have placed the Vila Nova project on care and maintenance. In view of strengthening global iron ore prices and recent interest in the project, we are currently in the process of reviewing alternatives for Vila Nova, including commencing production or selling the asset.

Spending totalled $0.2 million during Q3 2009.

Perama Hill (Greece)

The Preliminary Environmental Impact Assessment (“PEIA”) has been prepared for submission in October in line with requests from the Ministry of Environment. Changes to the original project scope have been completed and incorporated into the PEIA. These include major changes to the site layout, a redesigned pit to accommodate the boundary conditions with the Perama village and a switch to dewatered tailings disposal for the Tailings Management Facility.

Spending totalled $0.6 million during Q3 2009.

Tocantinzhinho (Brazil)

We completed the diamond drilling program at Tocantinzinho (“TZ”) during the quarter and de-mobilized the drills. Work will now focus on interpreting the drill results, as well as generative exploration activities in the adjacent land package.

Spending totalled $2.7 million during Q3 2009.

5.

Exploration

Turkey

Reconnaissance

We completed the planned diamond and reverse circulation (“RC”) drilling campaign at Sayacik in August. Two diamond drill holes and 6 RC holes were completed in Q3 2009, totalling 1,359 meters (“m”) and 889 m, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

Scale mapping (1:10,000), and soil and rock chip sampling were conducted at the Company’s new Malatya-Hasançelebi prospect in preparation for drilling in 2010. Alteration and mineralization styles on the property have characteristics consistent with iron oxide copper gold type systems.

Soil and rock chip sampling and geological reconnaissance at the Konya-Sizma project outlined an east-west trending gold anomaly, localized along a fault zone cutting calcareous phyllite host rocks. This zone will be tested with two fences of drillholes in 2010.

Efemçukuru

The North Ore Shoot drilling program totalled 3,449 m in 13 diamond drill holes this quarter, and the program is near completion with only two holes remaining at the end of September 2009. Results have outlined two sub-parallel linear zones of elevated grade and thickness, raking steeply to the west and open down-plunge. Next quarter we will begin drill testing a parallel vein system, the Kokarpinar vein.

Kişladağ

Diamond drilling at Kişladağ finished this quarter with 3,941 m drilled in five holes. The latest drilling intersected long intercepts of gold-mineralized, potassic-altered and quartz-sulphide-veined intrusion. The results extended the gold mineralization at depth to the south and east of the deposit with much of the newer higher grade intervals lying below the current design pit limits. As a result of this drilling we announced on October 27, 2009 a new mineral resource estimate for Kişladağ which increased measured and indicated contained ounces by 32% relative to the 2008 year-end estimate (10.4 million ounces new estimate versus 7.9 million ounces previous estimate).

United States (Nevada)

AuEx JV

Fieldwork completed at Buffalo Canyon and Green Monster included mapping, sampling and soil sampling to define potential drill targets. A two-hole RC drilling program will begin early next quarter at Hays Canyon. At Green Monster, soil sampling, reconnaissance mapping and rock chip sampling were completed over the Dry Creek claim block, identifying a modest anomaly within the area permitted for drilling. We plan to drill at both Buffalo Canyon and Green Monster for 2010.

Bronco Creek JV

Bulk leach extractable gold sampling at Cathedral Well outlined an area of anomalous gold values to the northeast of the existing exploration license area, and additional claims were staked accordingly. Permitting is ongoing at Cathedral Well to support a drilling program in 2010. At Richmond Mountain, we are preparing to drill test the northern “Archimedes” target beneath the pediment cover and are planning a minimum of three RC drill holes for late 2010 to test this target.

China

At TJS, a new zone of high-grade gold mineralization (323 Zone) was discovered in July concealed beneath a pediment cover just south of Qinglongtan (“QLT”) South. A diamond drilling program has been testing this new discovery with three fences of holes stepping out along plunge to the south. To date, 15 holes totalling 3,204 m have been drilled. Initial results indicate a steeply east-dipping tabular zone of mineralization contained within silicified sandstones and carbonates, showing some geometric and lithologic similarities to the QLT deposit. Geochemical results are pending from the new drilling, and four diamond drills are presently on site continuing the program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

Rotary air blast (RAB) drilling continues to test the pediment-covered areas south of QLT, with the focus of activity being shifted to the southern part of the program area. We drilled 361 holes totalling 14,518 m. Geological mapping of outcrops adjacent to the RAB program area is ongoing.

6.

Production

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
TOTAL GOLD PRODUCTION
Total ounces produced	88,918	84,572	61,426	81,845	72,343
Cash operating cost ($/oz) [1,4]	297	300	296	298	283
Total cash cost ($/oz) [2,4]	326	322	315	319	313
Total production cost ($/oz) [3,4]	430	387	375	404	402
Realized price ($/oz sold)	957	927	909	800	870

KISLADAG GOLD MINE
Total ounces produced	57,902	62,985	46,192	60,753	46,863
Tonnes to pad	2,523,546	2,428,611	2,084,714	2,371,101	2,562,343
Grade (grams/tonne)	1.22	1.18	1.34	1.34	1.05
Cash operating cost ($/oz) [4]	276	269	274	279	270
Total cash cost ($/oz) [2,4]	278	271	276	281	273
Total production cost ($/oz) [3,4]	336	309	315	314	310

TJS GOLD MINE
Total ounces produced	31,016	21,587	15,234	21,092	25,480
Tonnes milled	257,730	231,874	228,066	216,273	226,126
Grade (grams/tonne)	5.73	5.63	3.97	4.33	4.16
Cash operating cost ($/oz) [4]	338	390	362	352	306
Total cash cost ($/oz) [2,4]	414	470	432	429	387
Total production cost ($/oz) [3,4]	604	616	557	664	571

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

7.

Legal

There has been no material change in the legal status of our worldwide projects and operations from what we reported in our MD&A for the year ended December 31, 2008 (“2008 Annual MD&A”) except as follows:

On February 28, 2008, the Ministry of Environment and Forestry and Tüprag (as co-defendant) filed an appeal requesting that the Sixth Department of the High Administrative Court reconsider its February 6, 2008 decision on the essence of the Kişladağ EIA case and rule on the merits of the case. This appeal was denied. The matter has now

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

been referred to the Lower Administrative Court, which has named an expert panel to review the EIA Report and prepare a report for such Court.

Eldorado continues to believe that ultimately this litigation will be successfully defended. If Eldorado is unsuccessful in defending this litigation, its ability to conduct mining operations at Kişladağ may be adversely affected, which may adversely affect production and revenue from Kişladağ.

8.

Results of Operations

Net income

Our consolidated net income for Q3 2009 was $30.2 million or $0.08 per share (Q3 2008 – $17.0 million or $0.05 per share). Strong performances at both our mines as well as lower exploration expenses were partially offset by increased tax expense of $7.4 million in China related to an increase in the income tax rate and a $9.9 million tax recovery related to unrealized mark to market gains on Sino Gold shares held by the Company (see the section headed “Income Taxes” below). Net income for the nine-month period ended September 30, 2009 (“9M 2009”) was $69.1 million or $0.18 per share (nine-month period ended September 30, 2008 (“9M 2008”) – $62.9 million or $0.18 per share).

Gold revenues

Our gold revenues consist of gold bullion and dore sales. We sell the refined bullion to large financial institutions and on the Istanbul Gold Exchange at spot prices. We sell dore to gold refineries in China at the quoted Shanghai Gold Exchange daily price.

Gold revenues in Q3 2009 were $81.6 million (Q3 2008 – $65.0 million). The increase in gold revenues quarter-over-quarter was due to both higher sales volumes and higher unit prices. Gold revenues for 9M 2009 were $214.0 million (9M 2008 – $213.7 million).

	Three-month period ended June 30
Gold ounces sold	2009	2008

Ki*lada*	55,902	47,309
TJS	29,344	27,431
Total gold ounces sold	85,246	74,740
Average selling price per ounce	$ 957.32	$ 869.86
Gold revenues (000s)	$ 81,608	$ 65,013

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during Q3 2009 was $0.4 million (Q3 2008 – $0.7 million). Other income was $0.6 million in the quarter related to the payment by Luna Gold on a previously discounted amount receivable (Q3 2008 – $2.3 million). Interest income during Q3 2009 was down from 2008 due to lower interest rates. Other income in 2008 reflected gains related to recovery of written down tax credits from our São Bento mine. São Bento was sold in December 2008. For 9M

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

2009, interest income was $0.9 million compared to $2.6 million for 9M 2008. Other income for 9M 2009 was $0.7 million compared to $6.7 million for 9M 2008.

Operating costs

Operating costs for Q3 2009 were $28.1 million, an increase of 21% over Q3 2008 operating costs of $23.3 million, reflecting higher sales volumes quarter-over-quarter. Overall unit costs have increased 6% quarter-over-quarter as a result of higher unit costs at both our mines. Unit operating costs at Kişladağ were slightly higher over Q3 2008 because of higher reagent costs related to the transition from oxide to sulphide ore and higher waste stripping costs. At TJS, higher unit costs were due to the addition of roaster operating costs in 2009 as well as lower recoveries from Jinlonggou (“JLG”) ore production. Operating costs for 9M 2009 were $75.1 million (9M 2008 – $66.1 million).

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $9.0 million in Q3 2009 compared to Q3 2008 DD&A expense of $6.8 million reflects the depreciation of additional capital costs of equipment placed into production since Q3 2008 at both TJS and Kişladağ. At TJS, capitalized stripping costs of the JLG pit as well as roaster construction costs were added to the depreciation calculation. DD&A expense for 9M 2009 was $20.0 million (9M 2008 – $19.1 million).

General and administrative

General and administrative (“G&A”) costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. General and administrative expense of $7.4 million for Q3 2009 was 19% higher than the Q3 2008 general and administrative expense of $6.2 million, primarily due to increased staff costs, the strengthening of the Canadian dollar against the US dollar and pension costs. The pension plan was implemented at the end of 2008. G&A costs for 9M 2009 were $24.1 million (9M 2008 – $26.0 million).

Mine standby costs

During Q3 2009, we reported mine standby costs of $0.9 million (Q3 2008 – $nil) related to Vila Nova. Mine standby costs for 9M 2009 were $1.8 million (9M 2008 – $2.4 million). Mine standby costs in 2008 related to Kişladağ, which was shut down during the first two months of the year.

Exploration expense

Exploration expense for Q3 2009 was $3.2 million compared to $7.4 million in Q3 2008. Exploration costs incurred during Q3 2009 at Efemçukuru and TZ in the amount of $3.3 million were capitalized to mineral interest (9M 2009 – $8.3 million). Exploration expense for 9M 2009 was $8.6 million (9M 2008 – $12.3 million). Exploration activities are discussed in the “Exploration” section of this MD&A.

Foreign exchange gain (loss)

During Q3 2009, we reported a foreign exchange gain of $0.4 million (Q3 2008 – $2.3 million loss). The major part of this gain related to the impact of the strengthening of the Canadian dollar on our bank deposits in Canada, partially offset by losses related to our future income tax liability balance denominated in Euros. Foreign exchange gain for 9M 2009 was $1.6 million (9M 2008 – $1.5 million loss).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

Gain (loss) on disposal of assets

During Q3 2009, we reported a $0.1 million reduction in the $1.4 million gain on the disposal of our interest in the Macusani East Uranium project originally reported in the second quarter of 2009. The adjustment related to an agreement to return part of the consideration in return for a retained royalty interest. The loss in Q3 2008 of $1.7 million related to the sale of the mining fleet at TJS. For 9M 2009, we reported a $1.3 million gain on disposal of assets (9M 2008 – $1.7 million loss).

Gain on marketable securities and restricted assets

During Q3 2009, we reported a $1.2 million gain on marketable securities (Q3 2008 – $0.2 million loss). This gain mainly related to an unrealized gain on marketable securities held in the Supplemental Employee Retirement Plan (“SERP”) restricted asset account partially offset by a realized loss on the sale of marketable securities. For 9M 2009 we reported a $1.3 million gain on marketable securities (9M 2008 – $0.1 million loss).

Interest and financing costs

Interest expense for Q3 2009 was $0.1 million, compared to $0.8 million in Q3 2008, reflecting the reduction in debt related to the revolving credit facility with HSBC Bank, China as well as lower interest rates. Interest expense for 9M 2009 was $0.2 million (9M 2008 – $2.6 million).

Income taxes

Income tax expense for Q3 2009 was $4.9 million (Q3 2008 – $1.6 million recovery). In Q3 2009, the Chinese government revoked the 15% preferential tax rate approved by Qinghai Province in 2008 for TJS. As a result, the 25% national tax rate was applied retroactively to TJS for the 2008 tax filing. Tax expense increased by $7.4 million for 9M 2009 as a result of the change in tax rates, including $4.6 million in additional current tax expense related to 2008. This increase in tax expense was offset by a $9.9 million tax recovery related to tax loss carryforwards used to offset future income tax liabilities related to unrealized mark to market gains on Sino Gold shares held by the Company. The net impact of these two items was to reduce the effective tax rate from an expected 20% to the 14% reported in Q3 2009. The tax recovery in Q3 2008 was mainly due to the impact of tax credits generated from intercompany loan restructuring activities at our São Bento mine prior to divestiture.

Income tax expense for 9M 2009 was $19.4 million (Q3 2008 – $17.6 million).

Non-controlling interest

TJS reported costs of $0.2 million during Q3 2009 related to our joint venture partners’ 10% interest in the mine (Q3 2008 – $0.7 million). For 9M 2009, non-controlling interest was $1.2 million (9M 2008 – $5.7 million). Minority interest in Q3 2009 was impacted by the increase in tax expense reported above.

9.

Outlook

Our production outlook for 2009 is essentially unchanged from what we reported in our 2008 Annual MD&A. We plan to produce 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce. Capital expenditures for 2009 are forecast at approximately $93.7 million compared to our original forecast of $117.0 million. The reduction in capital expenditures is primarily due to the timing of spending at Efemçukuru.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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10.

Liquidity

Operating activities after working capital requirements for Q3 2009 generated $27.6 million (Q3 2008 – $1.7 million).

During Q3 2009, Eldorado invested $24.2 million in capital expenditures and mine development. Capital expenditures at Kişladağ totalled $5.8 million, mostly related to leach pad expansion. Capital expenditures at TJS of $5.0 million related to tailings dam lift and installation of extra equipment for the roasting circuit. At Efemçukuru, development expenditures totalled $8.7 million, while at Vila Nova we spent $0.2 million. We also spent $2.7 million on the TZ project in Brazil. The remaining $1.8 million of expenditures related to Perama Hill and capital spending in Vancouver, Canada and Ankara, Turkey.

During Q3 2009, we received net proceeds of $5.4 million in consideration for issuing 961,597 common shares related to the exercise of stock options.

At September 30, 2009, we had cash and cash equivalents of $149.6 million and working capital of $245.7 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. In the opinion of management, the working capital at September 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments.

Contractual obligations

The Company’s contractual obligations at September 30, 2009 include:

	(000s)
	2009 $	2010 $	2011 $	2012 $	2013 and later $	Total $

Debt	150	-	-	-	-	150
Capital leases	19	66	36	23	-	144
Operating leases	965	2,459	2,106	1,922	2,279	9,731
Purchase obligations	15,926	26,404	12,947	12,895	-	68,172

Totals	17,060	28,929	15,089	14,840	2,279	78,197

Purchase obligations from 2010 forward relate to Efemçukuru, Kişladağ, and Vila Nova, and include the estimated unhedged diesel fuel purchase commitments for 2010 through 2012. Interest is not included in the debt commitments.

11.

Capital Resources

Cash and working capital

At September 30, 2009, we had cash and cash equivalents of $149.6 million and working capital of $245.7 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. The increase in cash and cash equivalents was primarily attributable to cash generated by our mining

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

operations as well as the sale of AngloGold Ashanti shares received from the sale of São Bento and proceeds from the exercise of employee stock options.

The status of our financing arrangements and obligations is as follows:

Revolving credit facilities

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC Bank USA, National Association (“HSBC”) due February 28, 2010. The Revolving Credit Facility is secured by cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. As at September 30, 2009, no outstanding advances were drawn on the facility.

At September 30, 2009, $65.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million state facility (“the Facility”) with HSBC Bank (China). The Facility had a term of one year and was subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China. The Facility is collateralized by way of an irrevocable letter of credit drawn on HSBC. Eldorado should maintain at all times a security coverage ratio of 110% of the amounts drawn down. The letter of credit has an expiry date of December 1, 2009 and is secured by Eldorado’s funds held by HSBC as restricted cash. During Q3 2009 we repaid a $5.0 million advance which had been drawn on the facility earlier in 2009 and the related restricted cash was released. As at September 30, 2009, no outstanding advances were drawn on the facility.

At September 30, 2009, $15.0 million remained available under the Facility.

Equity

At September 30, 2009, Eldorado had 400.2 million (December 2008 – 368.3 million) common shares issued and outstanding.

12.

Summary of Quarterly Results

(US$000s)	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007

Total revenue	82,604	80,538	52,402	65,148	68,238	82,462	72,383	28,512
Net income (loss)	30,154	25,900	13,061	100,724	17,040	25,155	20,737	(9,105)
Earnings per share
Basic	0.08	0.07	0.04	0.27	0.05	0.07	0.06	(0.03)
Diluted	0.08	0.07	0.04	0.27	0.05	0.07	0.06	-

13.

Off-Balance Sheet Arrangements

None.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

14.

Adoption of New Accounting Standards

Goodwill and Intangible Assets, Section 3064

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and was effective for Eldorado beginning January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Financial Instruments – Recognition and Measurement (Section 3855) and Impaired Loans (Section 3025)

In July 2009, the Accounting Standards Board (“AcSB”) amended Section 3855, Financial Instruments – Recognition and Measurement, and Section 3025, Impaired Loans, to converge with IFRS for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category. The main features of the amendments are: i) to eliminate the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables from IAS 39, Financial Instruments – Recognition and Measurement, ii) to permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and specifying the circumstances in which such transfers can be made and the accounting for those transfers, iii) to reclassify to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category, that were previously recognized in other comprehensive income, immediately upon transfer, iv) to change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with Section 3025, and v) to require the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

The new changes are effective for annual financial statements for fiscal years beginning on or after November 1, 2009. Application to interim financial statements in year of adoption is permitted if statements are issued on or after August 20, 2009. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

International Financial Reporting Standards

Canadian GAAP for publicly listed companies will be replaced with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the third quarter of 2008, we began the scoping and planning phase of our changeover plan. We have designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and it includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges. This scoping and planning phase is complete. The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. We are currently working on this phase and expect to complete the detailed technical analysis by the end of the fourth quarter of 2009. The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements. The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Cash operating cost

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

Cash operating cost
	2009	2009	2009	2009
	Q3	Q2	Q1	Y-T-D

Gold ounces sold	85,246	86,453	57,459	229,158

Operating costs	$28,109	$28,502	$18,442	$75,053
Royalty expense and production taxes	(2,518)	(1,854)	(1,155)	(5,527)
Effects of inventory adjustments	94	(319)	485	260
Fair value of stock option grants	(367)	(422)	(756)	(1,545)

Cash operating cost	25,318	25,907	17,016	68,241

Cash operating cost per ounce	$ 297	$ 300	$ 296	$ 298

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16.

Other MD&A Requirements

Other than as described in this quarterly interim report, there have been no material changes to the information provided in our 2008 Annual MD&A regarding the following items: Critical Accounting Estimates; Financial Instruments and Related Risks; and Other Risks and Uncertainties. Please see our 2008 Annual MD&A for information on these items.

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado’s share capital structure as at October 28, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		400,165,675
Share purchase options	6.04	10,008,922

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009

18.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during Q3 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, the estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. These statements often include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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